RECEIVED

2008 NOV -3 A 10:53

Cobham plc
Brook Road, Wimborne,
Dorset, BH21 2BJ, England
T: +44 (0)1202 882020
F: +44 (0)1202 840523

Our ref: L/COB/88.2/8055

30 October 2008

[redacted]

08005659

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
100 F Street NE
Washington
DC 20549, USA

SUPPL

Dear Sirs

Securities Exchange Act 1934 Rule 12g3-2(b)
Issuer: Cobham plc
File no: 8234923

We enclose the following copy documents as required pursuant to the above-referenced rule:

1. Stock Exchange announcement dated 23 October 2008 relating to contract win.
2. Stock Exchange announcement dated 29 October 2008 relating to Director/ PDMR shareholding.
3. Stock Exchange announcement dated 30 October 2008 relating to London investor seminar.
4. Notice of allotment of shares or securities on Form 88(2) dated 20 October 2008.
5. 2 x General Purposes Committee resolution allotting securities dated 20 October 2008.

If you have any questions or comments, please contact me at +44 (0)1202 857552.

Yours faithfully
for Cobham plc

PROCESSED
NOV 06 2008
THOMSON REUTERS

E Evans
Chief Legal Officer & Company Secretary

Regulatory Announcement

Go to market news section

Company	Cobham PLC
TIDM	COB
Headline	Contract Win
Released	07:00 23-Oct-08
Number	4941G07

RNS Number : 4941G
Cobham PLC
23 October 2008

23 October 2008

Ref: 0264

COBHAM SECURES US$37M CONTRACT FOR US NAVY EW TRANSMITTERS

Cobham plc ('Cobham') has received a US$37 million contract to produce an additional 51 Low Band Transmitter/Antenna Groups (LBT/AG) and spare parts for the U.S. Navy to be manufactured at the Cobham Defence Systems facility in Lansdale, Pennsylvania, and brings the total number of ship sets ordered to 120, at a value of approximately $185 million.

The LBT system is designed to protect strike aircraft, ships, and ground troops by disrupting enemy radar and communications signals. It is currently being employed on U.S. Navy and Marine Corps EA-6B aircraft, and will soon transition to the Navy's newest Airborne Electronic Attack platform, the EA-18G Growler. LBT is currently deployed in support of Operation Enduring Freedom and Operation Iraqi Freedom.

Allan Cook, Cobham Chief Executive, said:

"This is our second contract award since first Full Rate Production was approved in July and brings the total value of equipment ordered to $185 million since low rate initial production started in 2006. The US Navy is now in a position to accelerate the deployment of this critical war fighting capability to the Fleet."

- ends -

ENQUIRIES

Allan Cook, Chief Executive	+44 (0)1202 882020
Warren Tucker, Chief Financial Officer	+44 (0)1202 882020
Julian Wais, Director of Investor Relations	+44 (0)1202 857998
Julian Hellebrand, Group Director of Communications	+44 (0)1202 857651

Weber Shandwick Financial

Susan Ellis/James White	+44 (0)20 7067 0700

Notes

1. Cobham plc is an international company engaged in the development, delivery and support of advanced aerospace and defence systems for land, sea and air platforms. The Company specialises in the provision of components, sub-systems and services that keep people safe, improve communications and enhance the capability of aerospace and defence platforms.

2. Cobham Defence Systems Division designs and manufactures critical technology for network centric and intelligence operations, enabling information to be moved around and managed on the digital battlefield.

The Division specialises in RF and microwave front ends for radar, communication and electronic warfare systems, providing components, integrated assemblies and subsystems for military aircraft, ground vehicles, missiles, naval vessels, space launch vehicles and satellites.

A comprehensive range of scientific, systems engineering and technical assistance services are provided to the intelligence and missile defence market, including training, testing and evaluation services for US tactical systems, including supportability analysis and training for Unmanned

Aircraft Systems programmes.

The Division is also the world leader in advanced tactical military vehicle intercom systems and soldier and ground vehicle situation awareness products and supplies niche, high technology products for the commercial aerospace and civilian markets, including air traffic control and weather radars.

This information is provided by RNS
The company news service from the London Stock Exchange

END

Close

Regulatory Announcement

Go to market news section

Company	Cobham PLC
TIDM	COB
Headline	Director/PDMR Shareholding
Released	12:10 29-Oct-08
Number	9331G12

RNS Number : 9331G
Cobham PLC
29 October 2008

Annex DTR3

Notification of Transactions of Directors/Persons Discharging Managerial Responsibility and Connected Persons

All relevant boxes should be completed in block capital letters.

1.	Name of the issuer Cobham plc	2.	State whether the notification relates to (i) a transaction notified in accordance with DTR 3.1.2 R, (ii) a disclosure made in accordance LR 9.8.6R(1) or (iii) a disclosure made in accordance with section 793 of the Companies Act (2006). Disclosure in accordance with (i) above.
3.	Name of person discharging managerial responsibilities/director G F Page	4.	State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person Yes. Mrs Judith Page
5.	Indicate whether the notification is in respect of a holding of the person	6.	Description of shares (including class), debentures or derivatives or financial

	referred to in 3 or 4 above or in respect of a nonbeneficial interest 1 Person referred to in (3) above		instruments relating to shares Ordinary 2.5p shares
7.	Name of registered shareholders(s) and, if more than one, the number of shares held by each of them G F Page	8.	State the nature of the transaction Transfer of 500,000 ordinary 2.5p shares from G F Page to Mrs Judith Page
9.	Number of shares, debentures or financial instruments relating to shares acquired N/A	10.	Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage) N/A
11.	Number of shares, debentures or financial instruments relating to shares disposed N/A	12.	Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage) N/A
13.	Price per share or value of transaction N/A	14.	Date and place of transaction 27.10.08
15.	Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage) 1,036,334 0.09%	16.	Date issuer informed of transaction 29.10.08

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17.	Date of grant N/A	18.	Period during which or date on which exercisable N/A

19.	Total amount paid (if any) for grant of the option N/A	20.	Description of shares or debentures involved (class and number) N/A
21.	Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise N/A	22.	Total number of shares or debentures over which options held following notification N/A
23.	Any additional information N/A	24.	Name of contact and telephone number for queries Julian Wais 01202 857998

Name of authorised official of issuer responsible for making notification

Date of notification ______ 29.10.08 ________________________________

Notes: This form is intended for use by an issuer to make a RIS notification required by DR 3.3.

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2) An issuer making a notification in respect of a derivative relating the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
(3) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

END

Close

RECEIVED
2008 NOV -3 A 10:03

Regulatory Announcement

Go to market news section

Company	Cobham PLC
TIDM	COB
Headline	London Investor Seminar
Released	08:00 30-Oct-08
Number	9950G08

RNS Number : 9950G
Cobham PLC
30 October 2008

30 October 2008
Ref: 0265

COBHAM PLC LONDON INVESTOR SEMINAR

Cobham announces that it is holding an investor and analyst seminar on its Defence Systems Division in London today.

The seminar will comprise a strategic overview of the Cobham Defence Systems Division from Jeremy Wensinger, Division President, and a presentation on the Division's Tactical Communication Systems business from Steve Collier, Managing Director of Cobham Defence Communications.

No new trading news will be released during the seminar.

- ends -

ENQUIRIES
Julian Wais, Director of Investor Relations +44 (0)1202 857998

Notes

1. Cobham plc is an international company engaged in the development, delivery and support of advanced aerospace and defence systems for land, sea and air platforms. The Company specialises in the

provision of components, sub-systems and services that keep people safe, improve communications and enhance the capability of aerospace and defence platforms.

2. Cobham Defence Systems Division designs and manufactures critical technology for network centric and intelligence operations, enabling information to be moved around and managed on the digital battlefield.

The Division specialises in RF and microwave front ends for radar, communication and electronic warfare systems, providing components, integrated assemblies and subsystems for military aircraft, ground vehicles, missiles, naval vessels, space launch vehicles and satellites.

A comprehensive range of scientific, systems engineering and technical assistance services are provided to the intelligence and missile defence market, including training, testing and evaluation services for US tactical systems, including supportability analysis and training for Unmanned Aircraft Systems programmes.

The Division is also the world leader in advanced tactical military vehicle intercom systems and soldier and ground vehicle situation awareness products and supplies niche, high technology products for the commercial aerospace and civilian markets, including air traffic control and weather radars.

3. Cobham plc's Interim Management Statement will be released on 5 November 2008.

This information is provided by RNS
The company news service from the London Stock Exchange

END

Close

Freeman & KSAYE

SECRETARIAT

File No. 8234923

RECEIVED

2008 NOV -3 A 10: 03

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals
CHFP029

Company Number 30470

Company name in full Cobham plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	From Day	Month	Year	To Day	Month	Year
	20	10	2008			

Class of shares *(ordinary or preference etc)*	Ordinary 2.5p, £,		
Number allotted	131,586		
Nominal value of each share	£ 0.025		
Amount (if any) paid or due on each share *(including any share premium)*	£ 0.025		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

Companies House receipt date barcode

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: INDIVIDUALS NAMED ON ATTACHED SCHEDULE ISSUED BY THE YORKSHIRE BUILDING Address: UK Postcode	Class of shares allotted: Ordinary 2.5p, £,	Number allotted: 12,616
Name: ROOD NOMINEES LIMITED (CREST PARTICIPANT DT01/CREST MEMBER ACCOUNT CFIN) Address: 20 FENCHURCH STREET, LONDON, ENGLAND UK Postcode: EC3P 3DB	Class of shares allotted: Ordinary 2.5p, £,	Number allotted: 118,970
Name: Address: UK Postcode	Class of shares allotted	Number allotted
Name: Address: UK Postcode	Class of shares allotted	Number allotted
Name: Address: UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed E EVANS. Date 22/10/08.

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

ELEANOR EVANS, COMPANY SECRETARY, COBHAM PLC, BROOK ROAD, WIMBORNE, DORSET, BH21 2BJ

Tel 01202 882020

DX number DX exchange

RECEIVED
2008 NOV -3 A 10:53

COBHAM PLC

Minutes of a meeting of the General Purposes Committee held by electronic communication on 20th October 2008

Present: A E Cook - Chairman
W G Tucker

In attendance: A Weston - Secretary

1. It was reported that the participant below had given notice to the company in compliance with the scheme rules exercising his options in accordance with the following particulars:

1.1 **The Cobham Executive Share Option Scheme (2004)**

Date of Grant	Name	Date of Notice	No. of Shares	Subscription Price
20/09/04	C Freeman	20.10.08	22,260 ("A")	£29,991.63
11/05/05	"	"	52,170 ("U")	£69,751.29
20/09/04	"	"	44,540 ("U")	£60,010.21

It was resolved that a total of 118,970 new ordinary shares of 2.5p nominal value each be allotted in accordance with the following particulars such shares to rank pari passu with the existing ordinary shares of 2.5p each.

Name	No. of Shares	Premium per Share (£)
C Freeman	22,260	1.322333
	52,170	1.312000
	44,540	1.322333

1.2 It was further resolved that the secretary be instructed:

1.2.1 to direct the Registrars to prepare as soon as possible a definitive share certificate for 118,970 ordinary shares of 2.5p each in the company allotted to Rood Nominees Limited [Crest Account CFIN/Participant DT01];

1.2.2 to prepare and file form 88(2) and to notify the Stock Exchange of the issue the shares.

2. There being no further business the meeting closed.

....
Chairman

COBHAM PLC

Minutes of a meeting of the General Purposes Committee held by electronic communication on 20th October 2008

Present:	A E Cook - Chairman W G Tucker	
In attendance:	A Weston - Secretary	

1. **The Cobham Savings Related Share Option Scheme ("the Scheme")**

1.1 It was reported that the participant(s) listed on the share-save closure schedule received from the Yorkshire Building Society dated 1 October 2008 had given notice to the company (such notice being accompanied by the appropriate subscription price of £13,588.72) in compliance with the Scheme rules exercising their options in accordance with the particulars set out in the said schedules.

1.2 It was resolved that a total of 12,616 new ordinary shares of 2.5p nominal value each be allotted to the said participant(s) in accordance with the particulars set out in the closure schedules dated 1 October 2008 and that such shares to rank pari passu with the existing ordinary shares of 2.5p each.

1.3 It was further resolved that the secretary be instructed:

1.3.1 to direct the registrars to prepare as soon as possible definitive share certificates in respect of the shares allotted as aforesaid; and

1.3.2 to prepare and file form 88(2) and to notify the Stock Exchange of the issue of the shares;

1.3.3 to retain a record of closure details relating to this transaction.

2. There being no further business the meeting closed.

....
Chairman

Schedule to
Closure report dated 1st October 2008
Originator: Yorkshire Building Society

AccountNumber	GrantDate	Term	Option Price	Title	Surname	Initials	Employee Number	Exercised Shares	Cost	Address1	Address2	Address3	Postcode	Forenames	Location
008870314665	161104	7	1.076	MR	GREENER	MJ	182554	840	903.84	14 PARK CRESCENT	STEWARTBY	BEDFORD	MK43 9NL	MARTIN JAMES	CELRAD
005175281364	141103	5	0.939	MR	JEANS	AR	4695	6140	5765.46	6 MERRIEFIELD CLOSE	BROADSTONE		BH18 8DG	ALLAN RODNEY	FRL
005776954866	151105	5	1.24	MR	JEANS	AR	4695	1140	1413.60	6 MERRIEFIELD CLOSE	BROADSTONE		BH18 8DG	ALLAN RODNEY	FRL
007008056768	191107	5	1.63	MR	JEANS	AR	R4695	176	286.88	6 MERRIEFIELD CLOSE	BROADSTONE		BH18 8DG	ALLAN RODNEY	FRL
008871044465	161104	5	1.076	MR	JEANS	AR	4695	3290	3540.04	6 MERRIEFIELD CLOSE	BROADSTONE		BH18 8DG	ALLAN RODNEY	FRL
007008134268	191107	3	1.63	MR	SNAPE	A	R7988	1030	1678.90	82 JUBILEE ROAD	CORFE MULLEN	WIMBORNE	BH21 3TJ	ADRIAN	FRL
Total								12616	£13,588.72						

File No. 8234923

END